

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

May 22, 2007

J. Lloyd Breedlove
Chief Executive Officer
Telecomm Sales Network, Inc.
116 Morlake Drive, Suite 201
Mooresville, NC 28117

> **Re: Anpath Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed on April 16, 2007**
> **File No. 333-137479**

Dear Mr. Breedlove:

We have reviewed your filing and have the following comments.

General

1. Please explain to us the reasons why you have changed the number of shares you are registering in this amendment, including the transactions resulting in the reductions. For example, we note that Atypical Bioventures Fund LLC is no longer selling the 120,623 shares, but 49,889 pursuant to the exercise of warrants. Also tell us the change in shares you are registering based on the increased conversion ratio of the preferred stock.

Prospectus Summary, page 1

2. We note your response to comment 1 in our letter dated January 12, 2007. Please reconcile the number of shares you are registering in the fee table with the shares you describe in the summary (page 1), risk factor (page 11) and selling shareholder (page 37) sections. The shares issued in the transactions you describe should equal the number of shares you are registering on the fee table.

3. Since you are registering one million shares by the selling shareholder who received warrants from MV Nanotech Corp, please briefly disclose that transaction in this section.

Executive Compensation, page 31

Certain Relationships and Related Transactions, page 61

4.   It appears that you are using the old executive compensation table and related transactions disclosure. For registration statements filed on or after December 15, 2006, that are required to include Items 402 and 404 of Regulation S-B disclosures for fiscal years ending on or after December 15, 2006, must comply with the requirements adopted by the Commission and published in Release No. 33-8732A. Please revise. For guidance, you may wish to refer to our compliance and disclosure interpretations and our transition questions and answers on executive compensation and related person disclosure, both of which are available in the Division of Corporation Finance's section under "SEC Divisions" on the Commission's website at www.sec.gov.

Security Ownership of Certain Beneficial Owners and Management, page 35

5.   Please explain the discrepancy in the number of shares owned by officers and directors in your previous amendment (4,376,955) and the number disclosed in this amendment (938,862).

Selling Stockholders, page 37

6.   Please describe in the footnotes the transactions pursuant to which the following selling shareholders received their shares:

- Grusrae Kaplan Bruno & Nusbaum PLLC
- Azar Computer Software Services, Inc.
- Salih J. Wakil
- Osiris Partners, LP

7.   In the footnotes on page 50, please delineate which selling shareholders are broker dealers and which are affiliates or associates of broker dealers. For the ones that are brokers dealers who did not receive their shares as compensation for services, please identify them and disclose that they are underwriters in the Plan of Distribution section. For those that are affiliates or associates of broker-dealers, your representation in the second footnote is sufficient.

As appropriate, please amend your registration statement in response to these comments. You may contact Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Lawrence G. Nusbaum, Esq.
        Gusrae, Kaplan, Bruno & Nusbaum PLLC
        120 Wall Street
        New York, NY 10005